22004113

SECURITIES AND EXCHANGE COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
MAR 10 2022
Washington, DC

| SEC FILE NUMBER |
|---|
| 8-38977 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

SEC Mail Processing
MAR 10 2022
Washington, DC

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bleicherweg 21
(No. and Street)

| Zurich | Switzerland | 8002 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg — 01141 44 487 86 41
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

| Aeschengraben 9 | Basel | Switzerland | 4002 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse

**Official Certification**

Seen for authentication of the reverse side signature, affixed in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zurich as person with the right to sign jointly by two for the

**Vontobel Securities AG**, corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 22nd December 2021
BK no. 47161/ems
Fee CHF 30.00

NOTARIAT ZÜRICH (ALTSTADT)

N. Maurer, Deputy Notary Public

**Report of Independent Registered Public Accounting Firm**

with financial statements and supplemental information as of December 31, 2021 of

**Vontobel Securities Ltd, Zurich**

Ernst & Young Ltd
Aeschengraben 27
P.O. Box
CH-4002 Basle

Phone: +41 58 286 86 86
Fax: +41 58 286 86 00
www.ey.com/ch

EY
Building a better working world



To the Board of Directors and Shareholder of

**Vontobel Securities Ltd, Zurich**

## Report of the Independent Registered Public Accounting Firm

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Vontobel Securities Ltd (the Company) as of December 31, 2021, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The accompanying information contained in Schedules I (computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission) and II (statement regarding Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young Ltd

Robert Jacob
Certified Public Accountant (United States)
(Auditor in charge)

Daniel Ramseier
Certified Public Accountant (Switzerland)

We have served as the Company's auditor since 2012.

Basle, Switzerland

March 1, 2022

**Enclosures**

- Financial statements (statement of financial condition and related statements of operations, changes in shareholder's equity and cash flows and related notes)
- Schedule I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission
- Schedule II: Statement regarding Rule 15c3-3

## STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2021
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

| | 2021 CHF | 2021 USD |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | 6'997'590 | 7'679'954 |
| Prepaid expenses | 11'502 | 12'623 |
| Accounts receivable | 47'735 | 52'390 |
| Total ASSETS | 7'056'827 | 7'744'967 |
| **LIABILITIES AND SHAREHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accrued expenses | 323'942 | 355'531 |
| Other liabilities | 4'466 | 4'901 |
| Deferred tax liabilities | 5'343 | 5'864 |
| Total LIABILITIES | 333'751 | 366'296 |
| Shareholder's equity | | |
| Share capital - 2'000 shares of CHF 1'000 each | 2'000'000 | 2'195'028 |
| issued | | |
| Outstanding | | |
| authorised | | |
| Additional paid-in capital | 7'000'000 | 7'682'599 |
| Accumulated loss | (2'276'924) | (2'498'956) |
| Total SHAREHOLDER'S EQUITY | 6'723'076 | 7'378'671 |
| Total LIABILITIES AND SHAREHOLDER'S EQUITY | 7'056'827 | 7'744'967 |

The accompanying notes are an integral part of those financial statements.

**STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021**
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

| | 2021 CHF | 2021 USD |
|---|---|---|
| **REVENUES** | | |
| Commissions | 3'463'528 | 3'801'271 |
| Trading result, net | 223 | 245 |
| Other revenue | 3'501 | 3'842 |
| Total REVENUES | 3'467'252 | 3'805'358 |
| **EXPENSES** | | |
| Employee compensation and benefits | 1'180'778 | 1'295'921 |
| Communications and IT costs | 158'392 | 173'837 |
| Occupancy and equipment costs | 47'924 | 52'597 |
| Interest expenses | 43'914 | 48'196 |
| Data processing costs | 359'496 | 394'552 |
| Travel and representation expenses | 515 | 565 |
| Other expenses | 451'048 | 495'032 |
| Total EXPENSES | 2'242'067 | 2'460'700 |
| Profit before taxation | 1'225'185 | 1'344'658 |
| Income Taxes | 203'789 | 223'661 |
| Net Profit | 1'021'396 | 1'120'997 |
| **Other Comprehensive Income** | | |
| Total Other Comprehensive Income | 0 | 0 |
| **Comprehensive Income** | **1'021'396** | **1'120'997** |

The accompanying notes are an integral part of these financial statements.

**STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2021**
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

| | Total | Paid-in Capital | Share Capital 2021 | Accumulated Loss |
|---|---|---|---|---|
| | CHF | CHF | CHF | CHF |
| Beginning balance January 1, 2021 | 5'701'680 | 7'000'000 | 2'000'000 | (3'298'320) |
| Net profit | 1'021'396 | | | 1'021'396 |
| Ending balance December 31, 2021 | 6'723'076 | 7'000'000 | 2'000'000 | (2'276'924) |
| | USD | USD | USD | USD |
| Beginning balance January 1, 2021 | 6'450'229 | 7'919'000 | 2'262'571 | (3'731'342) |
| Impact of exchanges rate movements on opening balances | (192'555) | (236'401) | (67'543) | 111'389 |
| Net profit | 1'120'997 | | | 1'120'997 |
| Ending balance December 31, 2021 | 7'378'671 | 7'682'599 | 2'195'028 | (2'498'956) |

The accompanying notes are an integral part of these financial statements

**STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2021**
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

| | 2021 CHF | 2021 USD |
|---|---|---|
| Cash flows from operating activities | | |
| Net profit | 1'021'396 | 1'120'997 |
| Changes in operating assets and liabilities: | | |
| Increase in prepaid expenses | (6'966) | (7'645) |
| Increase in accounts receivable | (43'105) | (47'309) |
| Decrease in accrued expenses | (15'935) | (17'489) |
| Increase in deferred tax liabilities | 2'542 | 2'790 |
| Decrease in other liabilities | (118'408) | (129'955) |
| Net cash provided by operating activities | 839'524 | 921'389 |
| Effect of exchange rate changes on cash | | (207'967) |
| Increase of cash and cash equivalents | 839'524 | 921'389 |
| Cash and cash equivalents at beginning of year | 6'158'066 | 6'966'532 |
| Cash and cash equivalents at end of year | 6'997'590 | 7'679'954 |
| Additional cash flow information | | |
| Cash paid during the year for: | | |
| Income taxes | 0 | 0 |
| Interest payments | 43'914 | 48'196 |

The accompanying notes are an integral part of these financial statements.

## NOTES TO THE FINANCIAL STATEMENTS

### Note 1 – Summary of significant accounting policies

*Nature of business*

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding or the Parent); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States and provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. Such services include sales brokerage as well as services for external asset managers.The Company is operating a branch in New York. Vontobel Securities Ltd has brokerage and services agreements with the Bank, the Holding and Vontobel Asset Management Inc., New York, whereby the Bank executes transactions and provides related clearing, custodial and administrative services. Bank Vontobel Ltd renders various services including management support & controlling, corporate identity and project tasks. Vontobel Asset Management Inc. New York, provides office spaces and administration services to the New York branch of the Company. Costs are allocated on the basis of cost center allocation, i.e. according to effective consumption or full time equivalents. Vontobel Securities Limited is a broker / dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).

*Basis of presentation*

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is that of its parent, Swiss francs. These financial statements are expressed in US dollars for the reader's convenience based on the exchange rate as at December 31, 2021 of CHF 0.91115 per USD 1.00. This convenience translation should not be construed as representation that the Swiss francs amounts could be converted to US dollars at this rate.

*Use of estimates in the preparation of financial statements*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amount of current and deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

*Cash flows*

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

*Revenue recognition*

Commissions are recorded on a trade date basis.

**Note 2 – Taxation**

The Company pays income taxes both in Switzerland and in the US as the revenues are generated in both jurisdictions. In addition the Company pays capital taxes on the Company's net equity in Switzerland. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The capital taxes are recognized within other expenses.

**Note 3 – Expiry date of losses carried forward and deferred taxes**

| | 2021 | 2021 |
|---|---|---|
| | CHF | USD |
| **Total Swiss operating losses carried forward** | **0** | **0** |
| **US losses carried forward** | | |
| Loss fiscal year 2007 (expires 2027) | (342'738) | (376'160) |
| Loss fiscal year 2008 (expires 2028) | (946'807) | (1'039'134) |
| Loss fiscal year 2009 (expires 2029) | (1'016'761) | (1'115'910) |
| Loss fiscal year 2010 (expires 2030) | (1'445'352) | (1'586'294) |
| Loss fiscal year 2011 (expires 2031) | (1'779'501) | (1'953'028) |
| Loss fiscal year 2012 (expires 2032) | (2'134'484) | (2'342'626) |
| Loss fiscal year 2013 (expires 2033) | (1'946'179) | (2'135'959) |
| Loss fiscal year 2014 (expires 2034) | (815'340) | (894'847) |
| Loss fiscal year 2015 (expires 2035) | (1'164'282) | (1'277'816) |
| Loss fiscal year 2016 (expires 2036) | (1'288'095) | (1'413'702) |
| Loss fiscal year 2017 (expires 2037) | (1'001'430) | (1'099'084) |
| Loss fiscal year 2018 | (964'351) | (1'058'389) |
| Loss fiscal year 2019 | (47'609) | (52'252) |
| **Total US operating losses carried forward** | **(14'892'929)** | **(16'345'201)** |

| | 2021 | 2021 |
|---|---|---|
| | CHF | USD |
| Gross deferred tax assets Swiss | 0 | 0 |
| Valuation allowance Swiss | (0) | (0) |

The Company recognizes deferred tax assets related to tax losses that can be carried forward. In general, Swiss tax losses can be carried forward for seven years. After valuation allowances net deferred tax assets of CHF 0 (USD 0) are recognized as of December 31, 2021.

| | | |
|---|---|---|
| Gross deferred tax assets US | 3'723'232 | 4'086'300 |
| Valuation allowance US | (3'723'232) | (4'086'300) |
| **Net deferred tax assets** | **0** | **0** |

The Company recognizes deferred tax assets related to tax losses that can be carried forward. According to new US regime all losses carried forward before January 1, 2018 can be forwarded for twenty years; all net operational losses after this date can be carried forward indefinitely but only 80% of the taxpayer's taxable income could be consumed. After valuation allowances net deferred tax assets of CHF 0 (USD 0) are recognized as of December 31, 2021.

The deferred tax liabilities recognized on the balance sheet are due to temporary differences related to share-based performance plan accruals. The plan is administered by Vontobel Holding Ltd.

**Note 4 – Commitments**

No material lease commitments to third parties exist at December 31, 2021. However, the Company has entered into service level agreements with the Bank, the Holding and Vontobel Asset Management Inc., New York, for transaction and management services (Note 5).

**Note 5 – Related party transactions**

The Company is involved in significant business transactions, and has significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2021.

| ASSETS | CHF | USD |
|---|---|---|
| Cash and cash equivalents | 4'056'731 | 4'452'320 |
| Prepaid expenses | 11'502 | 12'623 |
| Total assets | 4'068'233 | 4'464'943 |

| LIABILITIES | CHF | USD |
|---|---|---|
| Accrued expenses | 22'000 | 24'145 |
| Other liabilities | 3'862 | 4'239 |
| Total liabilities | 25'862 | 28'384 |

Included in the statement of operations are expenses resulting from various securities transactions and financing activities with certain affiliates, as well as fees for administrative services performed for the Company under the terms of various agreements.

The following table sets forth the Company's related party expenses for the year ended December 31, 2021.

| | 2021 | 2021 |
|---|---|---|
| | CHF | USD |
| Interest expenses | 43'914 | 48'196 |
| Data processing costs | 358'487 | 393'445 |
| Occupancy and equipment costs | 47'924 | 52'597 |
| Communications and IT costs | 120'692 | 132'461 |
| Other expenses | 309'732 | 339'935 |
| | 880'749 | 966'634 |

The Company earned CHF 1'106'268 (USD 1'214'145) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement.

Company cash accounts in the amount of CHF 4'056'731 (USD 4'452'320) are held at the Bank; interest is based on rates paid from the Bank to third-parties for similar accounts. This year's interest income from the Bank amounts to CHF 0 (USD 0).

**Note 6 – Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of 6.67% of aggregated indebtedness (as defined) or USD 250'000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital (as defined) of USD 2'788'384 of which USD 2'538'384 was in excess of its required net capital (as defined) of USD 250'000. The Company's net capital ratio (as defined) was 0.13 to 1.

**Note 7 – Financial instruments with off balance sheet risks**

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk and has not recorded a contingent liability in the financial statements for these indemnifications.

**Note 8 – Cash and cash equivalents**

As at December 31, 2021 cash and cash equivalents include demand deposits with banks. These are stated at face value.

**Note 9 – Accounts receivable**

The accounts receivable primarily consist of tax accruals of CHF 47'670 (USD 52'318).

**Note 10 – Accrued expenses**

Accrued expenses include compensation and benefits related expenses in the amount of CHF 226'134 (USD 248'185). The remainder includes accruals for audit, consulting and administrative expenses.

**Note 11 – Other expenses**

Other expenses of CHF 451'048 (USD 495'032) include administrative and service expenses from affiliates and other business expenses.

**Note 12 – Employee Benefits and post-employment benefits**

For employees in Switzerland the Company participates in the pension plan of the sister company (Bank Vontobel Ltd.). The Company accounts for its participation in this single employer plan as a multiemployer plan. In 2021, the Company made the following contributions to the plan:

| | 2021 | 2021 |
|---|---|---|
| | CHF | USD |
| **Contribution** | 24'066 | 26'413 |

Additionally, the Company participates in a defined contribution pension plan for its employees located outside of Switzerland. Contributions are paid by the employer. During the year 2021 the Company made the following contributions to this plan:

| | 2021 | 2021 |
|---|---|---|
| | CHF | USD |
| **Contribution** | 49'943 | 54'813 |

The Company's expense related to the pension plan is included in employee compensation and benefits expense in the accompanying statement of operations.

**Note 13 - Subsequent events**

No events have occurred since the balance sheet date that affect the relevance of the information provided in the year 2021 financial statements and would therefore need to be disclosed.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

| **Net Capital** | USD |
|---|---|
| Shareholder's equity | 7'378'671 |
| Less: non-allowable assets and deductions and charges | |
| Non-allowable assets | |
| Cash and cash equivalents | (4'323'910) |
| Prepaid expenses | (12'624) |
| Accounts receivable | (52'390) |
| Net capital before haircuts | 2'989'747 |
| Less: haircuts on foreign currency assets | (201'363) |
| Net capital | 2'788'384 |
| **Computation of basic net capital requirement** | |
| Aggregate indebtedness | |
| Accrued expenses | 355'531 |
| Other liabilities | 4'901 |
| Total aggregate indebtedness | 360'432 |
| Minimum net capital required (greater of USD 250'000 or 6 2/3% of aggregate indebtedness) | 250'000 |
| Excess net capital | 2'538'384 |
| Net capital ratio | 0.13 to 1 |

The Company has classified USD 4'323'910 of its cash balance at the affiliated Bank as non-allowable, because this cash is not used to settle operational liabilities.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II Focus report as of December 31, 2021.

**STATEMENT REGARDING Rule 15c3-3**
**AS OF DECEMBER 31, 2021**

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (i) and Section (k) (2) (ii) of that rule.

Vontobel Securities AG

Brian Fischer
Chairman of the Board of Directors

Beat Dünki
Chief Executive Officer

Hanspeter Schiegg
Chief Financial Officer

# Report of Independent Registered Public Accounting Firm

as per December 31, 2021

**Vontobel Securities Ltd, Zurich**

Building a better working world

Ernst & Young Ltd
Aeschengraben 27
P O Box
CH 4002 Basle

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www ey com/ch

To the Board of Directors and Management of

**Vontobel Securities Ltd, Zurich**

Basle, March 1, 2022

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Vontobel Securities Ltd (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2021 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Robert Jacob
Certified Public Accountant (United States)
(Auditor in charge)

Daniel Ramseier
Certified Public Accountant (Switzerland)

Vontobel

Vontobel Securities AG
Gotthardstrasse 43
CH-8022 Zurich
T +41 58 283 71 11
F +41 58 283 76 49
vontobel.com

Contact person

**Hanspeter Schiegg**
T +41 44 487 86 41
hanspeter.schiegg@vonsec.com

**SUBJECT**
Vontobel Securities Ltd. - Exemption Report

**DATE CREATED**
January 7th, 2022

**FROM**
Beat Dünki, CEO
Hanspeter Schiegg, CFO

**TO**
Ernst & Young Ltd.

Vontobel Securities Ltd. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Vontobel Securities Ltd. states the following:

1. Vontobel Securities Ltd. claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k):

   (2) (i) "Special Account for the exclusive benefit of customers" maintained – for the months from January 2021 to December 2021;

   (2) (ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis – for the months from January 2021 to December 2021

2. Vontobel Securities Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception.

We affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Zurich, January 7th, 2022

Beat Dünki
Chief Executive Officer

Hanspeter Schiegg
Chief Financial Officer

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

as per December 31, 2021

**Vontobel Securities Ltd, Zurich**

Ernst & Young Ltd
Aeschengraben 27
P O Box
CH-4002 Basle

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www ey com/ch

To the Board of Directors and Management of

**Vontobel Securities Ltd, Zurich**

Basle, March 1, 2022

# Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Vontobel Securities Ltd (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable Instructions on Form SIPC-7.

Management of the Company has agreed and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or of any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries.

   **No findings were found as a result of applying the procedure.**

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021.

   **No findings were found as a result of applying the procedure.**

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   **Not applicable as there were no adjustments reported in Form SIPC-7.**

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   **No findings were found as a result of applying the procedure.**

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Robert Jacob
Certified Public Accountant (United States)

Daniel Ramseier
Certified Public Accountant (Switzerland)

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

038977 FINRA
VONTOBEL SECURITIES LTD.
BLEICHERWEG 21
ZURICH, SWITZERLAND 08002

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

H.SCHIEGG 01141 44 487 8641

2. A. General Assessment (item 2e from page 2) $5,708.04

B. Less payment made with SIPC-6 filed (exclude interest) (2,387.35)
07/15/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3,320.69

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☐ **Funds Wired** ☑ **ACH** ☐
**Total (must be same as F above)** $3,320.69

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VONTOBEL SECURITIES LTD.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 20 day of FEBRUARY, 20 22.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $3,805,358

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $3,805,358

2e. General Assessment @ .0015 $5,708.04

(to page 1, line 2.A.)

# SIPC-7 Instructions

**This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.**

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *__Line 2a__* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *__Adjustments__* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *__Additions__* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *__Deductions__* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

*If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *__Interest on Assessments__* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

**Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:**

**On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.**

## From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

## From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

## From SIPC Bylaw Article 6 (Assessments):
## Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

## Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

| | |
|---|---|
| ASE | American Stock Exchange, LLC |
| CBOE | Chicago Board Options Exchange, Incorporated |
| CHX | Chicago Stock Exchange, Incorporated |
| FINRA | Financial Industry Regulatory Authority |
| NYSE | Arca, Inc. |
| NASDAQ | OMX PHLX |
| SIPC | Securities Investor Protection Corporation |